SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43724

SECURITIES AND EXCHANGE COMMISSION RECEIVED JAN 31 2005 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/03 (MM/DD/YY) AND ENDING 11/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bear, Stearns Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One MetroTech Center North
(No. and Street)

Brooklyn	New York	11201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jeffrey M. Farber — (212) 272-2000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED FEB 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

BEAR, STEARNS SECURITIES CORP.
(SEC I.D. No. 8-43724)

Statement of Financial Condition
and Supplemental Schedules
and Independent Auditors' Report
and Supplemental Report on Internal Control
November 30, 2004

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Bear, Stearns Securities Corp.:

We have audited the accompanying statement of financial condition of Bear, Stearns Securities Corp. (the "Company") as of November 30, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Bear, Stearns Securities Corp. at November 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on pages 12, 13 and 14 are presented for the purpose of additional analysis and are not a required part of the basic statement of financial condition, but are supplementary information required by the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic statement of financial condition taken as a whole.

DELOITTE + TOUCHE LLP

January 26, 2005

BEAR, STEARNS SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2004
(in thousands, except share data)

ASSETS	
Cash and cash equivalents	$ 2,120,215
Cash and securities deposited with clearing organizations or segregated in compliance with federal regulations	4,174,738
Securities purchased under agreements to resell	7,363,134
Securities borrowed	64,632,761
Securities received as collateral	8,625,128
Receivables:	
Customers	26,288,753
Brokers, dealers and others	2,240,949
Interest and dividends	57,813
Other assets	41,028
TOTAL ASSETS	$ 115,544,519
LIABILITIES AND STOCKHOLDERS' EQUITY	
Short-term borrowings	$ 602,006
Securities sold under agreements to repurchase	2,812,482
Securities loaned	12,834,217
Obligation to return securities received as collateral	8,625,128
Payables:	
Customers	73,560,374
Brokers, dealers and others	10,454,971
Ultimate Parent	2,180,684
Interest and dividends	135,660
Other liabilities and accrued expenses	125,908
	111,331,430
Commitments and contingencies (Note 11)	
Subordinated liabilities	3,160,000
Stockholders' Equity	
Preferred stock, $1.00 par value; 9,000 shares authorized (Series A Preferred Stock, $1,500 liquidation preference); 770 shares outstanding	1,155
Common stock, $1.00 par value; 1,000 shares authorized and outstanding	1
Paid-in capital	299,999
Retained earnings	751,934
Total Stockholders' Equity	1,053,089
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 115,544,519

See accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - Bear, Stearns Securities Corp. (the "Company") is a guaranteed subsidiary of Bear, Stearns & Co. Inc. ("Bear Stearns"), which is a wholly owned subsidiary of The Bear Stearns Companies Inc. (the "Ultimate Parent"). All of the Company's common stock is owned by Bear Stearns. For purposes of this report, an "affiliate" is defined as the Ultimate Parent or a direct or indirect subsidiary of the Ultimate Parent.

The Company provides securities and futures clearance, customer financing, securities lending and related services. The Company acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, (ii) the proprietary trading accounts of correspondents, and (iii) the proprietary trading accounts of professional trading firms (collectively "clearing clients"). In addition, the Company acts as a carrying and clearing broker for customer and certain proprietary activities of Bear Stearns and other affiliates on either a fully disclosed or omnibus basis.

The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions, including those regarding certain accrued liabilities and the potential outcome of litigation, that affect the related amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ materially from these estimates.

Customer Transactions - Customer securities transactions are recorded on the Statement of Financial Condition on a settlement date basis, which is generally three business days after trade date, while the related commission revenues and expenses are recorded on a trade date basis. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the accompanying Statement of Financial Condition.

Collateralized Securities Transactions - Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized securities transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. Interest is recorded on an accrual basis. Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis, where permitted by accounting principles generally accepted in the United States of America. It is the Company's general policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained or excess collateral returned. It is the Company's policy to value collateral and to obtain additional collateral, or to retrieve excess collateral, from counterparties when deemed appropriate. Interest related to securities borrowed and securities loaned transactions is recorded on an accrual basis.

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with excess collateral retrieved, or additional collateral obtained, when deemed appropriate. Interest related to securities borrowed and securities loaned transactions is recorded on an accrual basis.

Translation of Foreign Currencies - Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange.

Income Taxes - The Company is included in the consolidated federal income tax return of the Ultimate Parent. Pursuant to an agreement with the Ultimate Parent which allows for current treatment of all temporary differences, primarily deferred compensation, the Company treats such differences as currently deductible and includes the tax effect on such differences in the payable to the Ultimate Parent.

Cash and Cash Equivalents - The Company has defined cash equivalents as liquid investments not held for sale in the ordinary course of business with original maturities of three months or less. Cash and cash equivalents include approximately $1.9 billion invested in money market funds as of November 30, 2004.

New Accounting Pronouncements - In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (R) ("FIN No. 46 (R)"), a replacement of FASB Interpretation No. 46 ("FIN No. 46"), *"Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51."* FIN No. 46 (R) provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities ("VIEs"). FIN No. 46 (R) requires VIE's to be consolidated by the primary beneficiary. FIN No. 46 (R) also provides technical corrections and addresses certain implementation issues. The Company has fully adopted FIN No. 46 (R) during fiscal 2004. Such adoption had no impact on the Company's Statement of Financial Condition.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (R), *"Share-Based Payment,"* ("SFAS No. 123 (R)"). SFAS No. 123 (R) is a revision of FASB Statement No. 123, *"Accounting for Stock-Based Compensation."* This statement supersedes Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees"* and amends FASB Statement No. 95, *"Statement of Cash Flows."* SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 and requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements using a fair-value-based method. SFAS No. 123 (R) is effective for public companies as of the beginning of the first interim period that begins after June 15, 2005. The impact of SFAS No. 123 (R) on the Company's Statement of Financial Condition is currently being evaluated.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as bank loans, repurchase agreements, securities loaned, customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

The Company's subordinated liabilities are recorded at contracted amounts approximating fair value. These subordination agreements have a floating rate of interest which approximated market rates of interest available to the Company at November 30, 2004.

3. SHORT-TERM FINANCING

The Company meets its financing needs by borrowing from the Ultimate Parent, discussed in Note 13 "Related Party Activities," and by obtaining bank loans. Bank loans are generally made on an unsecured basis with interest rates negotiated at the time of the transactions. At November 30, 2004, there were $602 million of bank loans outstanding.

The Company, along with the Ultimate Parent and certain affiliates, have in place a committed revolving credit facility ("Facility") totaling $3.4 billion, which permits borrowing on a secured basis by the Company, Bear Stearns, Bear Stearns International, Ltd. and certain other affiliates. Secured borrowings can be collateralized by both investment-grade and non-investment-grade financial instruments as the Facility provides for defined margin levels on a wide range of financial instruments eligible to be pledged. The Facility terminates in February 2005, with all loans outstanding at that date payable no later than February 2006. The Company currently expects to renew such Facility upon expiration. There were no borrowings outstanding under the Facility at November 30, 2004.

At November 30, 2004, the Company had a $350 million committed revolving credit facility ("Pan Asian Facility"), which permits borrowing on a secured basis collateralized by foreign securities at pre-specified advance rates. In December 2004, the Pan Asian Facility was renewed at a $350 million committed level with substantially the same terms. The Pan Asian Facility, as renewed, terminates in December 2005 with all loans outstanding at that date payable no later than December 2006. There were no borrowings outstanding under the Pan Asian Facility at November 30, 2004.

The Company entered into a committed revolving credit facility agreement (the "Credit Agreement"), guaranteed by Bear Stearns, to borrow up to $100 million to support liquidity needs. The Credit Agreement expires in June 2005, with all loans outstanding at that date payable no later than June 2006, and includes an option to renew the agreement upon expiration. There were no borrowings outstanding under the Credit Agreement at November 30, 2004.

The committed revolving credit facilities mentioned above contain various financial covenants, including the maintenance of specified levels of stockholders' equity of the Ultimate Parent and maintenance of a minimum level of net capital of the Company, as defined in the Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934. At November 30, 2004, the Ultimate Parent and the Company were in compliance with all such financial covenants.

4. COLLATERALIZED SECURITIES TRANSACTIONS

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs or re-lend as part of its operations.

The Company receives collateral under reverse repurchase transactions, securities borrowed transactions, derivative transactions, customer margin loans and other secured money lending activities. In such instances, the Company is generally permitted to rehypothecate such securities.

At November 30, 2004, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $219.6 billion. This collateral was generally obtained under reverse repurchase, securities borrowed or margin lending agreements. Of these securities received as collateral, securities with a fair value of approximately $128.8 billion were delivered or repledged, generally as collateral under repurchase or securities lending agreements or to cover short sales.

In relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received from Bear Stearns and a related obligation to return this collateral to Bear Stearns of approximately $8.6 billion at November 30, 2004.

5. INCOME TAXES

Pursuant to an agreement with the Ultimate Parent which allows for current treatment of all temporary differences, primarily deferred compensation, the Company treats such differences as currently deductible and includes the tax effect on such differences in the payable to the Ultimate Parent. In the absence of such an agreement, the Company would have reported a cumulative deferred tax asset of approximately $57.2 million at November 30, 2004.

6. SUBORDINATED LIABILITIES

The subordinated loan agreements with the Ultimate Parent at November 30, 2004 consisted of subordinated notes under revolving credit and other subordination agreements maturing in fiscal 2006 through 2010. At November 30, 2004, the total facility available under these agreements was approximately $3.7 billion. Maturities of amounts drawn at November 30, 2004, are as follows:

Fiscal Year	Amount (in thousands)
2006	$ 1,250,000
2007	1,150,000
2008	760,000
Total	$ 3,160,000

At November 30, 2004, all outstanding subordinated liabilities are available to the Company in computing net capital pursuant to the Net Capital Rule. To the extent that the outstanding subordinated liabilities are required for the Company's continued compliance with its Net Capital Rule requirements, the subordinated liabilities may not be repaid.

The Company's subordinated revolving credit and other subordination agreements require payment of interest at floating rates related to the London Interbank Offered Rate. At November 30, 2004, various interest rates were in effect ranging from 2.09% to 3.10%.

7. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the Net Capital Rule and the capital rules of The New York Stock Exchange, Inc. ("NYSE"), the Commodity Futures Trading Commission ("CFTC") and other principal exchanges of which it is a member. Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of: (i) 2% of aggregate debit items arising from customer transactions, as defined in the Net Capital Rule; or (ii) 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements, all as defined in capital rules of the CFTC. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At November 30, 2004, the Company's net capital of approximately $3.8 billion was approximately 6% of aggregate debit items and exceeded the minimum regulatory net capital requirement of approximately $1.2 billion by approximately $2.6 billion.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule).

8. PREFERRED STOCK

The Company's Series A Preferred Stock (the "Preferred Stock") has a liquidation preference of $1,500 per share, is non-voting and is entitled to dividends, on a cumulative basis, at 6% per annum. The Company may redeem, at its option, the Preferred Stock at a price of $1,500 per share plus accumulated and unpaid dividends upon the occurrence of certain events. Two of the Preferred Stock shareholders are affiliates of the Company.

9. EMPLOYEE BENEFIT AND STOCK COMPENSATION PLANS

Bear Stearns provides the Company with all operations, management and administrative personnel. Certain employees of Bear Stearns participate in the Ultimate Parent's employee benefit and stock compensation plans. These plans include a qualified non-contributory profit sharing plan covering substantially all employees, and equity-based compensation plans which provide for grants of restricted stock units and stock options of the Ultimate Parent. Applicable costs are allocated to the Company.

10. CUSTOMER ACTIVITIES

Customer Credit Risks

The Company's clearance activities for both clearing clients and customers, including affiliates, (collectively "customers"), involve the execution, settlement and financing of customers' securities and futures transactions. Customers' securities activities are transacted on either a cash or margin basis, while customers' futures transactions are generally transacted on a margin basis subject to exchange regulations.

In connection with the customer clearance activities, the Company executes and clears customer transactions involving the sale of securities short ("short sales"), entering into futures transactions and the writing of option contracts. Short sales require the Company to borrow securities to settle customer short sale transactions and as such, these transactions may expose the Company to losses if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.
In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Concentrations of Credit Risks

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and are executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk, associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions, can be directly affected by volatile or illiquid trading markets which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and, when deemed necessary, requiring additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities includes clearing transactions for hedge funds, brokers and dealers, market makers and other professional traders, including affiliates. Due to the nature of their operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to these customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed computerized risk control systems which analyze customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral or reduce positions if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for substantially all of the customer and proprietary securities and futures activities of its affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

11. COMMITMENTS AND CONTINGENCIES

Leases - The Company occupies office space under leases which expire at various dates through fiscal 2011, as well as utilizes office space under an arrangement with its Ultimate Parent and Bear Stearns. At November 30, 2004, the future minimum aggregate annual rentals payable under the leases (net of subleases aggregating $1.8 million) for which the Company is a party to signed leases are as follows:

Fiscal Year	Amount (in thousands)
2005	$ 4,686
2006	6,634
2007	6,676
2008	6,625
2009	6,624
Aggregate amount thereafter	6,566
Total	$ 37,811

The various leases contain provisions for periodic escalations. In addition to these direct leases quantified in the table above, the Company has entered into an agreement with Bear Stearns and its Ultimate Parent whereby the cost of space utilized by the Company is allocated to it. This agreement excludes office space relating to the Ultimate Parent's arrangement with respect to the 383 Madison Avenue, New York City location. See Note 13 "Related Party Activities" for further discussion.

Letters of Credit and Securities Borrowed - At November 30, 2004, the Company was contingently liable for letters of credit of approximately $3.0 billion, of which approximately $1.9 billion were unsecured. Letters of credit approximating $2.8 billion were used as collateral for securities borrowed with a market value of approximately $2.9 billion and the remaining letters of credit were used primarily for satisfying margin deposits at option and futures exchanges.

Litigation - Bear Stearns and/or affiliates have received requests for information and subpoenas from a number of federal and state agencies seeking information in connection with mutual fund trading investigations, including the United States Attorney's Office for the Southern District of New York, the Securities and Exchange Commission ("SEC"), the CFTC, the National Association of Securities Dealers, Inc., the NYSE, the Office of the New York Attorney General, and the Office of the New Jersey Attorney General. With respect to the investigation by the SEC, Bear Stearns and the Company have received a notice that the staff of the SEC is considering recommending that the SEC bring a civil injunctive action and/or issue an administrative cease and desist order against them. Such action could result in, among other things, disgorgement, civil monetary penalties, and/or other remedial sanctions. Bear Stearns and the Company are cooperating fully with all regulatory and law enforcement agencies in connection with these matters.

In the normal course of business, the Company has been named as a defendant in various lawsuits that involve claims for substantial amounts. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations.

Although the ultimate outcome of the various matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of the Company, taken as a whole; such resolution may, however, have a material effect on the operating results in any future period, depending on the level of income for such period.

Other Commitments - At November 30, 2004, the Company had a collateralized lending commitment of $112.0 million. There were no amounts drawn on the commitment at November 30, 2004.

12. GUARANTEES

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

13. RELATED PARTY ACTIVITIES

Clearance and Futures Activities - At November 30, 2004, the Company's clearance and futures activities have resulted in net payables to Bear Stearns and other affiliates of $8.5 billion which is included within payables to brokers, dealers and others, and net receivables from other affiliates of $638.5 million which is included within receivables from brokers, dealers and others.

Collateralized Securities Transactions - The Company enters into reverse repurchase and repurchase transactions with Bear Stearns. At November 30, 2004, such reverse repurchase transactions had a contract value of $7.9 billion, of which $0.5 billion (market value of collateral at November 30, 2004 of $0.5 billion) is reflected in cash and securities deposited with clearing organizations or segregated in compliance with federal regulations. The remaining reverse repurchase transactions of $7.4 billion are reflected in securities purchased under agreements to resell. At November 30, 2004, the repurchase transactions with Bear Stearns approximated $2.8 billion.

The Company enters into securities borrowed and securities loaned transactions with Bear Stearns and other affiliates. Balances at November 30, 2004 relating to such securities borrowed and loaned transactions totaled $10.3 billion and $11.2 billion, respectively.

Financing Activities - In the ordinary course of business, the Company obtains a significant amount of its financing from the Ultimate Parent on an unsecured basis and provides collateralized short-term financing to affiliated companies. Interest rates on such balances are generally based on the federal funds rate. At November 30, 2004, the Company had a balance of approximately $2.2 billion payable to the Ultimate Parent.

Operating Expenses - Pursuant to an operating agreement, Bear Stearns may charge the Company for providing it with operations, management and administrative personnel, facilities and other services.

Additionally, the Ultimate Parent and an affiliate are party to an agreement with respect to an office tower at 383 Madison Avenue, New York City ("383 Madison"), which was developed and built as the Ultimate Parent's worldwide headquarters. The Company has an agreement, for which no costs are assigned, permitting occupancy of 383 Madison.

* * * * * *

BEAR, STEARNS SECURITIES CORP.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 NOVEMBER 30, 2004 (in thousands)

NET CAPITAL:		
Total stockholders' equity		$ 1,053,089
Subordinated liabilities		3,160,000
Less - Preferred stock		(1,155)
Total capital and allowable subordinated liabilities		4,211,934
Nonallowable assets:		
Miscellaneous accounts receivable	$ 20,275	
Receivables from customers	6,347	
Deficits on reverse repurchase agreements	6,537	
Non-marketable investments	13,287	
Aged interest and dividends receivable	3,579	
Exchange memberships	4,278	
Other	2,685	
	56,988	
Charges on:		
Stock borrow deficits	115,732	
Aged fails to deliver	51,110	
1% of stock borrow versus letter of credit	29,642	
Customer TBA deficits	12,321	
1% of 15c3-3 matched fails	6,875	
Accounts carried under Rule 15c3-1(c)(2)(x)	2,245	
Other	48,995	
	266,920	323,908
Net capital before haircuts on securities positions		3,888,026
Haircuts -		
Money market investments		83,661
Net capital		3,804,365
Computation of alternative net capital requirement - 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3		1,197,887
Excess net capital		$ 2,606,478
Net capital in excess of 5% of aggregate debit items		$ 809,648

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at November 30, 2004.

BEAR, STEARNS SECURITIES CORP.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT NOVEMBER 30, 2004
(in thousands)

SEGREGATION REQUIREMENTS:		
Net ledger balances:		
Cash		$ 1,171,620
Securities (at market)		1,821,492
Net unrealized loss on open futures contracts		(79,679)
Exchange traded options:		
Market value of open option contracts purchased		507,104
Market value of open option contracts sold		(627,001)
Net equity		2,793,536
Accounts liquidating to a deficit and accounts with debit balances - gross amount	$ 228,317	
Less amount offset against U.S. Treasury obligations owned by particular customers	(227,774)	543
Amount required to be segregated		2,794,079
FUNDS ON DEPOSIT IN SEGREGATION:		
Deposited in segregated funds bank accounts:		
Cash		671,504
Securities held for particular customers or option customers in lieu of cash (at market)		738,969
Margins on deposit with clearing organizations of contract markets:		
Securities representing investments of customers' funds (at market)		481,000
Securities held for particular customers or option customers in lieu of cash (at market)		1,082,523
Net settlement due from clearing organizations		19,345
Exchange traded options:		
Value of open long option contracts		507,104
Value of open short option contracts		(627,001)
Net equities with other futures commission merchants - Net liquidating equity		119
Total amount in segregation		2,873,563
EXCESS FUNDS IN SEGREGATION		$ 79,484

There are no material differences between the computation of segregation requirements presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at November 30, 2004.

BEAR, STEARNS SECURITIES CORP.

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT NOVEMBER 30, 2004
(in thousands)

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS:		
Cash in banks located in the United States		$ 213,883
Securities in safekeeping with banks in the United States		68,142
Amounts held by members of foreign boards of trade:		
Net payable	$ (46,196)	
Securities	164,469	
Unrealized gain on open futures contracts	130,929	
Value of long option contracts	77,336	
Value of short option contracts	(64,947)	261,591
Total funds in separate Section 30.7 accounts		543,616
Amount required to be set aside in separate Section 30.7 accounts		521,416
EXCESS FUNDS		$ 22,200

There are no material differences between the computation of segregation requirements presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at November 30, 2004.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 26, 2005

Bear, Stearns Securities Corp.
One MetroTech Center North
Brooklyn, New York 11201

In planning and performing our audit of the financial statements of Bear, Stearns Securities Corp. (the "Company") for the year ended November 30, 2004 (on which we issued our report dated January 26, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) [including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")]; (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2004, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, The New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE + TOUCHE LLP